P.E. 2/20/02

RECEIVED FEB 21 2002

02016627

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 20, 2002

Commission file number 0-21392

AMARIN CORPORATION PLC

(Exact name of Registrant as Specified in its Charter)

Exhibit Index Appears on Page 4

ENGLAND
(Jurisdiction of Incorporation or organization of Issuer)

7 Curzon Street
London W1J 5HG, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

PROCESSED
MAR 01 2002
THOMSON FINANCIAL

Enclosures:

Material Events

(a) Amarin Corporation plc announces that its subsidiary, Amarin Development AB and NanoCarrier Company, Ltd. of Chiba, Japan are to collaborate on the development of a new nanoparticle delivery technology.

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration Statement No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By: ______________________________
Richard A B Stewart
Chief Executive Officer

Date: February 20, 2002

Index to Exhibits

Exhibit	Item	Sequentially Numbered Page
(a)	Material Event description- Amarin Corporation plc announces that its subsidiary, Amarin Development AB and NanoCarrier Company, Ltd. of Chiba, Japan are to collaborate on the development of a new nanoparticle delivery technology.	5

Exhibit (a)

AMARIN

Contacts:
Simon Lee
Managing Director
Amarin Development AB
Phone: +46 40 53 98 01
Email: simon.lee@amarindev.se

Peter Fyhr
R&D Director
Amarin Development AB
Phone: +46 40 53 98 60
Email: peter.fyhr@amarindev.se

AMARIN AND NANOCARRIER TO COLLABORATE ON DEVELOPMENT OF NEW NANOPARTICLE DELIVERY TECHNOLOGY

LONDON, United Kingdom, February 20, 2002 -- Amarin Corporation plc (NASDAQ: AMRN), today announced that its subsidiary, Amarin Development AB, based in Malmö, Sweden is to establish a strategic technology partnership with NanoCarrier Company, Ltd., Chiba, Japan. The partnership intends to develop novel controlled release technologies for use in pharmaceutical products, and the companies will share the costs of development together with any resulting commercial benefits.

The collaboration will initially focus on the feasibility of developing a novel technology for the oral controlled release of nanoparticles. It is intended that this technology will utilize a combination of Amarin's Diffusion Controlled Vesicle (DCV) controlled release technology and NanoCarrier's micellar nanoparticle controlled release technology. If successful, the combination technology would offer the potential of oral delivery to an extensive range of molecules that are now difficult, if not impossible, to deliver orally. These molecules include certain water insoluble compounds, peptides and proteins.

"At Amarin, we constantly seek ways to enhance our research and development capabilities and expand our technology platforms. This collaboration does both," said Rick Stewart, chief executive officer. "By broadening the type and range of molecules we can deliver, Amarin Development AB can enhance its third-party customers' prospects for success. Importantly, this strategy can also enhance our internal drug development efforts which are focused on creating innovative products in neurology and pain management."

"We look forward to working closely with Amarin and making our new partnership a success," said Dr Ichiro Nakatomi, chief executive officer of NanoCarrier. "Our collaboration provides an exciting opportunity to create a truly innovative technology that will expand the boundaries of future product development. I believe that our technology would offer a unique drug-releasing profile for oral delivery."

Amarin's DCV system is used for the controlled release of substances for periods up to 24 hours. The patented technology consists of a tablet core incorporating the active ingredient surrounded by a water-insoluble membrane containing minute particles of water-soluble material. The soluble

more...

particles dissolve when the tablet is ingested, resulting in a macro-porous film structure through which drug is released at a steady rate. Principal licensees for the technology include Pharmacia, Sanofi-Synthelabo and Tanabe Seiyaku. To date more than 3 billion tablets have been manufactured and used effectively by patients in more than 30 countries.

Until now, NanoCarrier's micellar nanoparticle technology has been developed primarily for the parenteral delivery of pharmaceuticals, genes and diagnostic reagents. The basic micellar nanoparticle (two-layer) technology is based upon an inner hydrophobic polymer with an outer shell of hydrophilic polymer. Nanoparticles are formed from spontaneous aggregation of biodegradable block co-polymers and these may be used to encapsulate drugs, as artificial gene vectors, or coated externally with a bound substance. NanoCarrier recently entered into an agreement with GlaxoSmithKline to determine the feasibility of delivering an undisclosed compound using NanoCarrier's proprietary miceller nanoparticle technology.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. Amarin plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press releases and other information, visit our website at http://www.amarincorp.com.

Amarin Development AB, based in Malmö, Sweden, is a wholly owned subsidiary of Amarin Corporation. It is dedicated to the research and development of advanced controlled release and site-specific technology solutions to create improved outcome formulations of both new and existing drugs.

NanoCarrier is an R&D-driven venture enterprise based in the Chiba prefecture of Japan. NanoCarrier was established primarily to create nanometer-scale particles to deliver pharmaceuticals, gene, diagnostic reagents and medical devises and to work in partnership with leading researchers in the field. The technology was originally developed by researchers at University of Tokyo and Tokyo Women's Medical University. NanoCarrier strives to contribute to society by manufacturing novel medicines that apply newly developed technologies and materials. For information on NanoCarrier, visit NanoCarrier on the World Wide Web at http://www.nanocarrier.co.jp

Contact person: Dr Ichiro Nakatomi, President and Chief Executive Officer, NanoCarrier Company, Ltd.

# # #